July 23, 2025

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

       Re: Century Aluminum Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Quarterly Period Ended March 31, 2025 Response dated June 3, 2025
           File No. 001-34474
Dear Peter Trpkovski:

       We have reviewed your June 3, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 19,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
Note 2. Acquisition of Jamalco, page 64

1. We have reviewed your response to prior comment 1 and have the following comments. We note that you did not record any lease right-of-use assets or intangible
       assets related to Jamalco   s right to use the Co-Tenancy Assets owned
by the venture
       partner at no cost. Please tell us your consideration of ASC 842 and ASC 360 in determining that no such assets were required to be recognized. In addition, confirm to us the types of assets that are Co-Tenancy Assets, such as refining facilities, mining leases, and equipment.

2. We note that Jamalco has the right to use the Co-Tenancy assets at no cost. Please
 July 23, 2025
Page 2

       address the following:

             Explain to us whether and how the joint venturers can monetize their respective rights in the Co-Tenancy Assets apart from their interests in the joint venture or through the operations of the joint venture.

             Explain to us how Jamalco   s lack of title of the Co-Tenancy
Assets substantively
           impedes its ability to control the assets differently than if Jamalco outright owned them.

3. Please tell us whether accounting for the Co-Tenancy Assets under alternative views where the Co-Tenancy Assets are consolidated as part of the consolidation of Jamalco or where lease or intangible assets are recognized by Jamalco would have a material impact on your financial statements. Provide us with the basis for your judgment.


        Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing